Jeffrey A. Baumel

973.639.5904
Fax 973.297.3814
jbaumel@mccarter.com

July 27, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: David Roberts

Re: American Caresource Holdings, Inc. (the "Company" or the "Registrant")
    Registration Statement on Form SB-2 filed February 14, 2005
    File No. 333-122820

Dear Mr. Roberts:

      Filed today is Amendment No. 4 to the above referenced registration statement (the "Registration Statement") marked to show changes from the registration statement filed with the Commission on July 7, 2005. This letter responds to the Commission's letter to the Company, dated July 22, 2005 (the "SEC Letter"), regarding the Registration Statement. Set forth below is the text of the comment contained in the SEC Letter and the Company's response thereto. The heading and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter. Page references in the Company's responses to the SEC comments correspond to the page numbers in the enclosed marked copy of the amended Registration Statement.

Cover Page

1. We note you response to Comment 4. In the third full paragraph on the Cover Page you state that the "selling shareholder" is not obligated to sell its shares at any fixed price and has indicated that it intends to sell its shares from time to time only if and when a public market for ACS common stock is established at prices prevailing in such market. We currently estimate that our common stock will have a value of $.41 per share upon the effective date of this prospectus, which price will likely change if and when a public market in the share of Common Stock is established." Please revise this disclosure to state the fixed price (or price range) at which your selling shareholder will sell its shares prior to your shares being quoted on the OTC Bulletin Board and thereafter at prevailing market prices, or privately negotiated prices. Refer to Item 501 of Regulation S-B and Item 16 to Schedule A.

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Securities and Exchange Commission
July 27, 2005
Page 2

The Cover Page to the Registration Statement has been revised in response to the
                             Staff's comment above.

Security Ownership of Certain Beneficial Owners and Management and Selling Shareholders

2. Please revise the first two sentences to remove the implication that this prospectus registers the distribution of shares to Patient InfoSystems ("PATY"). We note from your disclosure on the cover page and in the Distribution section that the 1,000,000 shares being registered for resale are currently held by PATY. Therefore, it is not appropriate to register the distribution of these share to PATY.

      The Registration Statement has been revised at page 29 in response to the Staff's comment above.

Financial Statements

3. As a follow-up to the conference call on July 22, 2005, please expand your critical accounting policies and intangible asset footnote to discuss your attrition data and any significant trends related to your provider contracts. This discussion should be updated in future filings as material changes occur. Further, please provide an expanded analysis of the annual impairment test you will perform. You should address items considered in your impairment analysis such as contract termination, cash flow projections, etc.

      The Financial Statements have been revised at pages F-9 and F-23 and the MD&A Section has been revised at pages 15-19 in response to the Staff's comment above.

Securities and Exchange Commission
July 27, 2005
Page 3

      We appreciate your prompt response to our filing. If you have any questions, or if we may be of any assistance, please contact the undersigned at (973) 622-4444.

Very truly yours,


/s/ Jeffrey A. Baumel

Jeffrey A. Baumel

JAB:an